zipzap

Money Transfer On The Go

Remittance market is huge!

From Canada
($23B/yr)

From US, UK/EU, UAE, SA
($253B/yr)

Global Remittances
($600B+/Yr)



*World Bank

Remittance market is segregated!

- **Western Union has <15% market share**

- **The next top 3 remittance companies < 10% market share (combined)**
  MoneyGram (Ant Financial)
  RIA
  UAE Express

* http://www.critical-reviews.com/money-transfer-trends/
** https://www.saveonsend.com/blog/money-transfer-startups/

Remittance companies miss the mark

Slow **Expensive** **Inconvenient**

We have a better solution


12:30
James Reyes
CAD
PHP
$500.00
P18,500.00
BDO
Banco De Oro
Bank Transfer
Enter Promo Code
APPLY
Total Cost
$500.00
SEND

Fast

Transfers delivered in minutes

Inexpensive

Low Transfer Fees

Convenient

Send transfers with a few clicks

We Use A Hybrid of SWIFT/Bank & Blockchain

Proprietary Currency Router technology enables us to efficiently transfer money using either blockchain OR traditional SWIFT banking rails

The ONLY Company With A Hybrid Solution


Digital First
zipzap
Remitly
worldremit
ABRA
coins.ph
TransferWise
KORBIT
Bank/Swift
Blockchain
MoneyGram
Ria
WESTERN UNION
Brick/Mortar

ZipZap Canada Inc.


Customer Journey:& Funds Flow
Canada - China
Sender initiates the transaction in ZipZap App and funds the transfer with Online Bank Transfer or Debit Card
ZipZap Buys BTC with CAD
Instant Conversion BTC - CNY
CAD
BTC
CNY
ZipZap BitCoin Account
Bitcoin Exchange
Sender Bank Account (Canada)
CAD
ZipZap Bank Account-Canada
Recipient Bank Account (China)
GlobeBill Bank Account - China
Payment Processor (Canada)
CAD
CNY
Consumer receives deposit in their bank Account in China
GlobeBill Converts CAD to CNY

Growth Target

Canada ($23B): Launched

US, UK, EU, UAE/SA ($253B): 2017- 2018

Global Remittances ($600B): 2019+



Our revenue model

Transfer Fee: $4.95 per remittance

FX Fee: Up to 3% on currency conversion

Membership Plan:

- Monthly: $25/mo
- Quarterly: $75/mo
- Annual: $300/yr

The Competition - Legacy Providers

	ZipZap	Brick & Mortar	Banks
Open 24 x 7 x 365	Yes	No	No
Convenient to Use	Yes	No	No
Membership Plan	Yes	No	No
Unlimited Remittances	Yes	No	No
Digital Currency	Yes	No	No
Delivery Speed	Same Day	1-3 Days	3-5 Days
Transfer Fee*	$4.95	$8 - $12	$25-$45
FX Fee* (%)	3%	4%-6%	6%-8%

* https://remittanceprices.worldbank.org/en/corridor/Canada/Philippines - based on a $200 Remittance

The Competition - Online/Mobile

	ZipZap	Xoom**	Remitly	World Remit
Hybrid Currency	Yes	No	No	No
Primary Target	Low Skilled Immigrants	High Skilled Immigrants	High Skilled Immigrants	High Skilled Immigrants
Focus on Micro Remittances	Yes	No	No	No
Main Distribution	Community Centers/Retail	Online	Online	Online
Membership Plan	Yes	No	No	No
Unlimited Remittances	Yes	No	No	No
Transfer Fee*	$4.95	$7.95**	$6.95	$6.95

* https://remittanceprices.worldbank.org/en/corridor/Canada/Philippines - based on a $200 Remittance

**Based on USD prices since Xoom is not yet live in Canada

The Competition - Blockchain Cos

	ZipZap	ABRA	Coins.ph
Hybrid Currency	Yes	No	No
Require Bitcoin	No	Yes	Yes
Licensed	Yes	No	No
Membership Plan	Yes	No	No
Unlimited Remittances	Yes	No	No
Sending Countries	Canada, UK/EU, US	US	Canada, SE Asia
Receiving Countries	India, China, Philippines + dozens more	India, Philippines	Philippines

* https://remittanceprices.worldbank.org/en/corridor/Canada/Philippines - based on a $200 Remittance

Our plan to succeed

Create super easy apps that are convenient for the consumers

Build them on top of a proprietary Currency Router that finds the most economical path. Adaptable to all payment rails.

Acquire customers through community based, grass roots marketing

Expand with referral marketing and retain customers w/superior service.

Launch with Canada-Philippines, India and China corridors

Promote loyalty and predictable income with Membership plan

Encourage high volume, low value usage & own Micro Remittances (<$100)

Add dozens of receiving countries.

Expand to U.K./EU/U.S./ UAE/SA

Milestones

All Star Team *(assembled)*

FINTRAC License *(completed)*

INTERAC Bank integration *(completed)*

Currency Router *(developed)*

Blockchain integration *(completed)*

Web App and Android/ iOS Mobile Apps *(launched)*

Canada - Philippines launch *(Nov 2016)*

Canada - India launch *(Feb 2017)*

Canada - China launch *(Mar 2017)*

UK launch *(Q2 2017)*

US launch *(Q3 2017)*

The Team



Alan Safahi | CEO
30 years experience in computer, telecom & Fintech startups



Ben McSweeney| MD - UK
Oxford MBA, 5+ yrs in sales, business development (American Express)



Herbert Magbanua |
Bus Dev Mgr -Canada
Engineer, 18+ years in B2B Sales (Philippine Long Distance)



Jason Chen
VP Mkt Dev - China
15+ yrs in startups, Investment Banking



Ramin Salem | VP Ops & Risks
13+ years in payments processing and remittances (Xoom, Green Dot)



Thomas Singell
Chief Compliance Officer
5+ years in risk mgmt. and compliance (Barclays Bank)

Why we'll win.

Superior Technology - Hybrid of crypto currencies and traditional bank rails

Perfect Timing - Mobile penetration ↑ Banks' Involvement in Remittances ↓

Revenue Model - The only remittance company w/ a membership plan model

Right Team - Immigrants with Fintech/Payments/ Compliance background

Scalable Unique Acquisition Model - Online and offline Affiliate Programs

Durability - Sustainable future growth due to increasing global migration

Loyalty - Low skilled customers will be loyal once converted to the ZipZap App

Monopoly - We will *own* Micro Remittances (<$100) category!

Use of Funds

$1.0M Seed


15%
35%
10%
40%
Marketing ($350K)
Operations ($400K)
Software Dev. ($100K)
Product Dev. ($150K)

Visit:
www.zipzap.me

Alan Safahi, CEO
alan.safahi@zipzap.me
Mobile: +1 714 906 2548